SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Actimize Confirms Mphasis as Certified Delivery Partner to Expand Reach of its Financial Crime and Compliance Solutions, Dated June 6, 2016

99.2 NICE Adds New Capabilities to NICE Inform to Enhance Public Safety NG9-1-1 Readiness, Quality Assurance, Efficiency and Cost-savings, Dated June 7, 2016

99.3 NICE Wins a 2016 CRM Excellence Award Presented by CUSTOMER Magazine, Dated June 8, 2016

99.4 Two Public Safety Powerhouses, Airbus DS Communications and NICE, Expand Strategic Technology Partnership, Dated June 13, 2016

99.5 NICE Actimize Among Profiled Companies in 2016 “Vendor Landscape: for Mobile Fraud Management Solutions” Industry Analyst Report, Dated June 16, 2016

99.6 NICE Systems LTD. to Change Company Name to NICE LTD, Dated June 21, 2016

99.7 NICE and Speakerbus Announce Strategic Technology Partnership to Ensure Secure Integration of Recording and Voice Communication, Dated June 22, 2016

99.8 NICE Actimize Cited as a Leading Vendor for Holistic and Communication Surveillance in Celent’s Market Surveillance Vendor Report, Dated June 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: June 07, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Actimize Confirms Mphasis as Certified Delivery Partner to Expand Reach of its Financial Crime and Compliance Solutions, Dated June 6, 2016

99.2 NICE Adds New Capabilities to NICE Inform to Enhance Public Safety NG9-1-1 Readiness, Quality Assurance, Efficiency and Cost-savings, Dated June 7, 2016

99.3 NICE Wins a 2016 CRM Excellence Award Presented by CUSTOMER Magazine, Dated June 8, 2016

99.4 Two Public Safety Powerhouses, Airbus DS Communications and NICE, Expand Strategic Technology Partnership, Dated June 13, 2016

99.5 NICE Actimize Among Profiled Companies in 2016 “Vendor Landscape: for Mobile Fraud Management Solutions” Industry Analyst Report, Dated June 16, 2016

99.6 NICE Systems LTD. to Change Company Name to NICE LTD, Dated June 21, 2016

99.7 NICE and Speakerbus Announce Strategic Technology Partnership to Ensure Secure Integration of Recording and Voice Communication, Dated June 22, 2016

99.8 NICE Actimize Cited as a Leading Vendor for Holistic and Communication Surveillance in Celent’s Market Surveillance Vendor Report, Dated June 28, 2016